March 28, 2025

Chun Leung Chow
Chief Executive Officer
Hamco Ventures Limited
Mandar House, 3rd Floor
Johnson   s Ghut, Tortola
British Virgin Islands

       Re: Hamco Ventures Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed February 24, 2025
           File No. 333-283829
Dear Chun Leung Chow:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 13, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1
Prospectus Summary, page 1

1.     We note your response to comment 9 and reissue. Please revise to discuss your
       auditor   s going concern opinion. Disclose your monthly    burn rate
and the month
       you will run out of funds without additional capital. Also, revise to state that you must raise additional capital in order to continue operations and to implement your plan of operations and quantify the amounts needed for each. Additionally, please revise to disclose your limited revenues and net losses for the financial periods contained in the registration statement.
2. We note your response to comment 10 and reissue. Please disclose each permission or approval that you and your subsidiaries, are required to obtain from Chinese
 March 28, 2025
Page 2

       authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
       Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
       inadvertently conclude that such permissions or approvals are not required, or (iii)
       applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you relied on an opinion of counsel to reach these conclusions, then counsel should be named and a consent of counsel filed as an exhibit. If you did not consult counsel, then explain why, as well as the basis for your conclusions regarding whether approvals are required. If you have determined that certain permissions/approvals are not required/applicable, please discuss how you came to that conclusion, why that is the case, and the basis on which you made that determination.
Cash Transfers and Dividends, page 4

3. We note your revised disclosure in response to comment 12 and reissue in part. Where you discuss cash transfers through your organization, please provide a cross-reference to the consolidated financial statements.
Business, page 54

4. We note your revised disclosure in response to comment 18 and reissue in part. Please revise your organizational chart on page 54 to include ownership (ordinary and preferred shares) and voting information pre and post-offering regarding public stockholders and your controlling shareholders. Please include enough information so that investors can clearly understand your capital structure and disparate voting rights post-offering.
Related Party Transactions, page 69

5. We note your revised disclosure in response to comment 28 and reissue in part. Please revise to disclose the nature of the transaction which created the amount due and any material terms (i.e. maturity dates or interest rates) associated with the amounts due to a director. Refer to Item 7(B) of Form 20-F.
General

6. We note your revised disclosure in response to comment 36 and reissue in part. While we note the experience disclosed for each officer and director, it does not appear to be experience specific to operating a franchise consultant business, and we note there are still instances of expertise disclosed throughout the prospectus. Please reconcile.
7. We note that the prospectus throughout references a "sole officer." However, we also note that the Management section on page 66 discloses two officers and two directors. Please revise the prospectus throughout as applicable.
 March 28, 2025
Page 3

       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   John O   Leary